Filed by LifePoint Hospitals, Inc.
pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Province Healthcare Company
Subject Company: LifePoint Hospitals, Inc.
Commission File No.: 333-119929

This filing relates to a planned combination of LifePoint Hospitals, Inc. (“LifePoint Hospitals”) and Province Healthcare Company (“Province Healthcare”) pursuant to the terms of the Agreement and Plan of Merger, dated as of August 15, 2004, by and among LifePoint Hospitals, Lakers Holding Corp., Lakers Acquisition Corp., Pacers Acquisition Corp. and Province Healthcare.

Michael J. Culotta, the Chief Financial Officer of LifePoint Hospitals, is using the following materials with respect to a presentation being made at the CIBC World Markets 15th Annual Healthcare Conference on November 10, 2004.

Investor Presentation

Important Legal Information The following presentation relates to a planned combination of LifePoint Hospitals, Inc. ("LifePoint Hospitals") and Province Healthcare Company ("Province Healthcare") pursuant to the terms of the Agreement and Plan of Merger, dated as of August 15, 2004, by and among LifePoint Hospitals, Lakers Holding Corp., Lakers Acquisition Corp., Pacers Acquisition Corp. and Province Healthcare. In connection with their proposed transaction, LifePoint Hospitals and Province Healthcare have filed with the Securities and Exchange Commission (the "SEC") a joint proxy statement/prospectus, as part of a Registration Statement on Form S-4, and other relevant materials. The definitive joint proxy statement/prospectus will be mailed to the stockholders of LifePoint Hospitals and Province Healthcare. Investors and security holders are advised to read the joint proxy statement/prospectus and other relevant materials when they become available, as well as any amendments or supplements to those documents, because they will contain important information about LifePoint Hospitals, Province Healthcare and the proposed transaction. In addition, the joint proxy statement/prospectus and other relevant materials filed by LifePoint Hospitals or Province Healthcare with the SEC may be obtained free of charge at the SEC's web site at www.sec.gov. Also, investors and security holders may obtain free copies of the documents filed with the SEC by LifePoint Hospitals by contacting Investor Relations, LifePoint Hospitals, Inc., 103 Powell Court, Suite 200, Brentwood, Tennessee, 37027, Phone: (615) 372-8500 and by Province Healthcare by contacting Investor Relations, Province Healthcare Company, 105 Westwood Place, Suite 400, Brentwood, Tennessee, 37027, Phone: (615) 370-1377. LifePoint Hospitals and Province Healthcare, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the merger agreement. Information about the directors and executive officers of LifePoint Hospitals, and their interests in the transactions contemplated by the merger agreement, including their ownership of LifePoint Hospitals common stock, is set forth in the proxy statement for LifePoint Hospitals' 2004 annual meeting, which was filed with the SEC on April 28, 2004. Information about the directors and executive officers of Province Healthcare, and their interests in the transactions contemplated by the merger agreement, including their ownership of Province Healthcare common stock, is set forth in the proxy statement for Province Healthcare's 2004 annual meeting, which was filed with the SEC on April 20, 2004. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the joint proxy statement/prospectus and the other relevant documents filed with the SEC.

Forward-Looking Statements The following presentation includes forward-looking statements based on current management expectations. Numerous factors exist which may cause results to differ from these expectations. Many of the factors that will determine LifePoint Hospitals' future results are beyond LifePoint Hospitals' ability to control or predict with accuracy. Such forward-looking statements, particularly those statements regarding the effects of the proposed transaction, reflect LifePoint Hospitals' current expectations and beliefs, are not guarantees of performance of LifePoint Hospitals or the newly formed combined entity and are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results to differ from those described in the forward- looking statements. For example, such risks, uncertainties, assumptions and other factors include, without limitation, the possibility that: (1) the companies may be unable to obtain the required stockholder approvals; (2) problems may arise in successfully integrating the businesses of the two companies; (3) the acquisition may involve unexpected costs; (4) the combined company may be unable to achieve cost-cutting synergies; (5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and (6) the combined company may be subject to future regulatory or legislative actions. These forward-looking statements are also subject to various risks and uncertainties, including, without limitation: (i) reduction in payments to healthcare providers by government and commercial third-party payors, as well as cost-containment efforts of insurers and other payors; (ii) the possibility of adverse changes in, and requirements of, applicable laws, regulations, policies and procedures, including those required by our corporate integrity agreement; (iii) our ability to manage healthcare risks and the lack of state and federal tort reform; (iv) uncertainty associated with compliance with HIPAA regulations; (v) our ability to enter into and renew payor arrangements on acceptable terms; (vi) our ability to maintain and increase patient volumes and control costs; (vii) the availability, cost and terms of insurance coverage; (viii) the highly competitive nature of the healthcare business, including the competition to recruit and retain physicians; (ix) the ability to attract and retain qualified management and personnel; (x) the geographic concentration of our operations; (xi) our ability to acquire hospitals on favorable terms and to complete budgeted capital improvements successfully; (xii) our ability to operate and integrate newly acquired facilities successfully; (xiii) the availability and terms of capital to fund our business strategy; (xiv) changes in our liquidity or indebtedness; (xv) the potential adverse impact of government investigations and litigation involving the business practices of healthcare providers; (xvi) the successful development and license of software and management information systems; (xvii) changes in generally accepted accounting principles or practices; (xviii) volatility in the market value of our common stock; (xix) changes in general economic conditions and changes in the manner in which employers provide healthcare coverage to their employees; (xx) our reliance on information technology systems maintained by HCA Inc.; (xxi) our ability to comply with all aspects of the Sarbanes-Oxley law; and (xxii) those risks and uncertainties described from time to time in our filings with the SEC, including those related to the proposed transaction between LifePoint Hospitals and Province Healthcare. Therefore, our future results may differ materially from those described in this release. We undertake no obligation to update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

LifePoint and Province - A Natural Combination Improves geographic diversification 46 of 49 sole community providers (1) Reduces financial dependency on any one hospital Creates significant critical mass Incorporates shared strategies and values unique to rural communities Generates untapped opportunities for margin improvement including de novo projects and recent acquisitions Creates opportunity for immediate and future synergies The three non-sole community providers are Smith County Memorial Hospital (LifePoint), Doctors' Hospital of Opelousas (Province) and Memorial Medical Center (Province).

Improves Geographic Diversification ¢ States Where Province Operates ¢ States Where Both LPNT & PRV Operate r Province Hospitals o LifePoint Hospitals Corporate Office ¢ States Where LifePoint Operates

Reduces Financial Dependency on any One Hospital Number of Hospitals 30 Hospitals 20 Hospitals 50 Hospitals Sole Community Provider 28 out of 29 (1) 18 out of 20 46 out of 49 (1) Largest Ten Hospitals (2) 54% Revenue 73% Revenue 43% Revenue States of Operation 9 States 13 States 20 States Largest State (2) 33% Revenue 21% Revenue 17% Revenue Average Revenue/Hospital $33.0 Million $44.6 Million $37.7 Million 1) Two of LifePoint's hospitals, Guyan Valley Medical Center and Logan Regional Medical Center, serve the same community. The three non-sole community providers are Smith County Memorial Hospital (LifePoint), Doctors' Hospital of Opelousas (Province) and Memorial Medical Center (Province). 2) Based on Management reports for Fiscal Year 2003 data. LifePoint Province Pro Forma

Incorporates Shared Culture and Values Expanding the scope and quality of care for patients Creating an outstanding work environment for employees Strengthening the hospital's central role within the community Managing financial performance responsibility for stakeholders Supplying the necessary equipment and resources to physicians High quality care Attract and retain the best people Focus on patient service Superior financial results Selective growth LifePoint "High Fives" Province "Five Pillars"

Untapped Opportunity for Margin Improvement Significant Earnings and Margin Upside from Province's Facilities Quarterly Adjusted EBITDA Margins 2002 - Present Significant opportunity to improve adjusted EBITDA margins at Province

LifePoint Quarterly Income Statement LifePoint Income Statement Note: Figures adjusted to reflect the announced divestiture of Bartow Memorial Hospital. Figures are unaudited. LifePoint consistently produces strong net revenue growth Strong expense controls, including bad debt management Other operating expenses are largely fixed costs as evidenced by declining percentage of net revenue

Province Quarterly Income Statement Province Income Statement Note: Province financials are pro forma for the divestitures of Glades and Brim Healthcare.

LifePoint Supplemental Information LifePoint Net Income Reconciliation Note: Figures adjusted to reflect the announced divestiture of Bartow Memorial Hospital. Figures are unaudited.

Province Supplemental Information Province Net Income Reconciliation Note: Province financials are pro forma for the divestitures of Glades and Brim Healthcare.

Payor Mix LifePoint Province Nine Months Ended 9/30/04

Payor Mix (cont.) LifePoint Province 2003

Opportunity for Immediate and Future Synergies Synergy Opportunities Nashville Offices Retirement Plan Physician Recruiting Development Regional Operating Structure Group Purchasing Managed Care Contracts

Key Credit Strengths LifePoint Credit Fundamentals Rural Hospital Strategy Geographic Diversification Favorable Regulatory Environment Identifiable Upside in Province Assets Conservative Leverage Profile Strong Free Cash Flow History of Deleveraging Improving Industry Fundamentals Experienced Management Team Natural Business Combination

Operating Opportunities Physician Recruitment / Retention Hospital-Based vs. Centralized Proven track record Managed Care Contracting Centralized vs. Hospital-Based Capex Focus Existing hospital equipment, services, and facilities (same-store vs. acquisitions) Staffing Productivity (LifePoint vs. Province) Selected Markets EEOB (3.56 vs. 3.80) MH/AA (85 vs. 91)

Operating Opportunities (cont.) Quality Resource Management Resource management Concurrent coding Supply Management Equity owner of HealthTrust Purchasing Group (rebates) SMART System conversions (compliance) Pharmacy initiatives Discretionary Expense Management Marketing Dues and subscriptions Travel and entertainment Other Lease Buyouts Equipment Medical office buildings

Focused Capital Expenditure Program LifePoint Capital Expenditures Province Capital Expenditures Dollars in Millions Province's allocation between expansion and routine capex is based on Province management estimates In 2001, 50% Expansion / 50% Routine In 2002-2004, 67% Expansion / 33% Routine

Focused Capital Expenditure Program (cont.) LifePoint Capital Expenditures by Project Type

Physician Recruitment and Retention We will focus on recruiting and retaining the appropriate mix of primary care and specialist physicians to drive same store revenue Focus on unique physician needs at each hospital Our combined record recruiting year in 2003 and 2004 will drive same store revenues Recruiting Program Note: Represents admitting physicians only.

Las Cruces Market Opportunity Las Cruces (Memorial Medical Center) Province acquired Memorial Medical Center on June 1, 2004 286 bed full-service tertiary hospital Fastest population growth in New Mexico and 11th fastest in U.S. County-run hospital, under-managed Province knows the facility, having provided consulting services prior to acquisition Already returned to profitability even before inclusion of payments from the county for indigent care

Coastal Carolina Market Opportunity Coastal Carolina Hospital Project Coastal Carolina is a new Province facility scheduled to open December 1, 2004 41 bed facility with adjoining MOB Located at the major intersection of traffic between Hilton Head and Savannah Dramatic growth market for retirees and vacationers moving inland Widespread support throughout the local medical community with 100% of 25,000 sq. ft. MOB committed Artist's Rendering

Fort Mohave Market Opportunity Fort Mohave Hospital Project Fort Mohave is a new Province facility scheduled to open third quarter 2005 60 bed facility 8 physician MOB / OP diagnostic center on campus with second MOB under construction Market doubled over last 10 years and should grow an additional 30% by 2007 Popular retirement destination in area's primary growth corridor Synergies with Needles, CA and Lake Havasu, AZ hospitals New facility, attractive area, and supportive community will enhance physician recruitment Artist's Rendering Cover up

Post-Closing Operations To Do List

Corporate

- Effect corporate office consolidation
- Centralize managed care contracting
- Coordinate systems integration
- Realize purchasing benefits

Division

- Create optimal division structure, focus on geographic proximity
- Diversify top earning assets between divisions
- Minimize disruption of existing hospital reporting relationships

Hospital

- Assess existing Province hospital leadership
- Receive 3-5 year commitments from select facility level managers
- Evaluate capital projects, de novos and emphasize commitments to existing projects
- Realize benefits not fully recognized from Province's recent acquisitions

Physicians

- Maintain dialogue with existing physicians
- Assess and decentralize Province's recruiting program
- Focus on physician needs within each community

Employees

- Ensure minimal disruption, continue focus on operations
- Emphasize job security, morale and transaction benefits
- Assess staffing productivity at Province

Community

- Continue reinforcing commitment to local communities
- Expand our LifePoint Foundation outreach
- Support local community healthcare education to address manpower requirements

LIFEPOINT HOSPITALS, INC

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To learn more about LifePoint Hospitals, Inc. please visit our website at www.lifepointhospitals.com